Exhibit 99.1

FOR IMMEDIATE RELEASE

Uni-Fuels Accelerates Global Growth with Nationwide Bunkering in Thailand

SINGAPORE, 3 March 2026 — Uni-Fuels Holdings Limited (NASDAQ: UFG) (“Uni-Fuels” or the “Company”), a global provider of marine fuel solutions headquartered in Singapore, today announced that its regional operating subsidiaries have expanded its bunkering operations across major and strategic marine fuel supply locations in Thailand, marking a significant milestone in the Company’s global growth strategy.

This development represents an important advancement in Uni-Fuels’ next phase of global expansion. It reinforces the Company’s commitment to strengthening its presence across key maritime hubs while continuing to scale its international operations platform in a disciplined and value-accretive manner.

Uni-Fuels now offers customers access to a nationwide bunkering network in Thailand spanning both the Gulf of Thailand and the Andaman Sea. The expanded network covers key commercial ports and strategic locations, including Bangkok, Sriracha, Koh Sichang, Laem Chabang, Sattahip, Maptaphut, Rayong, Ranong, Surat Thani, Koh Samui, Songkhla, Phuket, Phang Nga, and the wider Gulf of Thailand. Uni-Fuels provides bunkering services to a diverse range of vessels, including bulk carriers, tankers, offshore support vessels, naval vessels, cruise ships, and yachts.

This comprehensive coverage positions Uni-Fuels as a reliable bunkering partner across Thailand’s strategic maritime corridors, supporting both international shipping lines and domestic operators with efficient, flexible, and high-quality fuel supply solutions. Underpinned by the Company’s physical supply and delivery capabilities in Thailand, integrated with its core trading-led business model, the expansion ensures disciplined execution across multiple locations while enhancing supply logistics visibility, strengthening margin resilience, and reinforcing Uni-Fuels’ scalable growth strategy.

“This milestone reflects the strength of our local execution capabilities and our commitment to building a comprehensive marine fuel platform in Thailand,” said Poomin Vichitchaisilp, Managing Director of Uni-Fuels (Thailand) Co., Ltd. “By extending our coverage nationwide, we are enhancing service reliability and operational responsiveness for customers operating across both the Gulf of Thailand and the Andaman Sea. Our expanded footprint allows us to support a broader range of vessel movements while maintaining consistent supply standards and disciplined operational controls. We believe this positions Uni-Fuels as a trusted long-term marine fuel partner within Thailand’s maritime ecosystem.”

“Thailand is a strategically important market within our global growth framework,” said Alan Tan, Senior Vice President, Commercial of Uni-Fuels. “This expansion bolsters our regional supply network and enhances our ability to capture incremental fuel volumes across key shipping corridors. By integrating local physical supply capabilities with our global trading platform, we optimize operational control, support margin resilience, and reinforce our scalable growth model. We remain focused on calibrated, disciplined expansion initiatives that enhance revenue visibility, strengthen competitive positioning, and create sustainable long-term value for our shareholders.”

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About Uni-Fuels Holdings Limited

Uni-Fuels is a fast-growing global provider of marine fuel solutions with a growing presence across major shipping hubs, including Singapore, Seoul, Dubai, Shanghai, Limassol, and Bangkok. Established in 2021, Uni-Fuels has evolved into a dynamic, forward-thinking company delivering customer-centric, compliant, and reliable fuel solutions across global markets and time zones, supported by 24/7 operational support year-round. Backed by a globally integrated operating platform, experienced industry professionals, and an extensive global supply network, Uni-Fuels has built trusted partnerships with customers, supporting them in achieving their operational objectives and decarbonization goals amid the maritime industry’s ongoing energy transformation.

For more information, visit www.uni-fuels.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate”, “estimate”, “expect”, “project”, “plan”, “intend”, “believe”, “may”, “will”, “should”, “can have”, “likely” and other words and terms of similar meaning. Forward-looking statements represent Uni-Fuels’ current expectations regarding future events and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those implied by the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the Company’s ability to execute on the contemplated expansion plan in a timely, cost effective and efficient manner, its ability to continue its cross-border regulatory compliance, its ability to attract, evaluable and complete acquisitions with suitable candidates, and other risks and uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the Company’s annual report on Form 20-F filed with the SEC on April 22, 2025. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Contact Information

For Investor Relations:

Uni-Fuels Holdings Limited

Email: investors@uni-fuels.com

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